United States securities and exchange commission logo





                             October 8, 2021

       Mark Walker
       Chief Executive Officer
       Direct Digital Holdings, Inc.
       1233 West Loop South, Suite 1170
       Houston, TX 77027

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
10, 2021
                                                            CIK 0001880613

       Dear Mr. Walker:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted September 10, 2021

       Prospectus Summary, page 1

   1. Please balance your disclosure of revenue growth in 2019 and 2020 with disclosure of your net income (loss)
for each of those periods.
   2.                                                   Please disclose how you
define small and mid-sized clients.
   3. Please clarify whether there is a distinction between clients and customers. For example, you state on page 5
that you had 150 direct customers on the buy-size but served 27,800 clients on the
sell-side.
 Mark Walker
FirstName  LastNameMark
Direct Digital Holdings, Inc.Walker
Comapany
October    NameDirect Digital Holdings, Inc.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
Our Industry and Trends, page 3

4. Please use the same scale for the four graphs that present information about ad spending.
Our Competitive Strengths, page 6

5. Refer to your disclosure of Growing and Profitable Business Model on page 7. Please expand the disclosure to present the most directly comparable GAAP measure along with your disclosure of Non-GAAP Adjusted EBITDA. Please expand your disclosure of
         Adjusted EBITDA on page 91 accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-
         K and Non-GAAP CD&I Question 102.10 for guidance.
Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 67

6. In light of the LLC Unit redemption right, please tell us how you considered ASC 480-10-
         S99-3 in determining that the Units should be presented as pro forma permanent equity.
         In your response please address who makes the decision to redeem in cash rather than
         Class A shares and tell us how this is within control of the Company. In this regard, we
         note on page 46 that you are considered a    controlled company.
Management Discussion and Analysis of Financial Condition and Results of Operations , page
68

7. We note your disclosure that you have a 90% retention rate among the customers that contribute to 80% of your revenue. Please disclose the time period you used to calculate this measure. If this retention rate is for 2020, balance this disclosure by noting that your top two customers accounted for 41% of your total revenue and that your top ten customers account for 75% of your revenue.
8. Please describe and provide any related key metrics used for monitoring your ability to retain customers, acquire new customers and expand sales to existing customers. For example, we note that you highlight in your prospectus graphics the amount of revenue per customer and average customer tenure for 2020. Tell us your consideration of disclosing these or other metrics for each period presented and any related trends that affect your revenues or results of operations. We refer you to Item 303(a) of Regulation S-
         K and SEC Release No. 33-10751.
Components of Our Results of Operations, page 72

9. Please expand your disclosure to clarify how you generate revenues from each of your segments. For example, discuss the types of fee arrangements with buy-side clients and the transactions that generate revenues for you in connection with your sell-side operations.
 Mark Walker
FirstName  LastNameMark
Direct Digital Holdings, Inc.Walker
Comapany
October    NameDirect Digital Holdings, Inc.
        8, 2021
October
Page 3 8, 2021 Page 3
FirstName LastName
Results of Operations, page 73

10. We note on page 24 that your success is dependent on regularly adding new customers and increasing your customers' usage of your platform. We also note on page 74 that the increase in sell-side advertising revenue was the result of bringing on more DSP customers, as well as an overall increase in advertising spend by your customers. Please expand your discussion of buy-side and sell-side revenues to quantify the changes in revenue from period to period due to new and existing customers.
11. We note on page 70 that clients often transition to your managed services delivery model, which in turn drives higher profitability. Please expand your discussion of revenues from period to period to include any trends in revenues between self-service and managed service for the segment revenues and the impact of such changes on profitability.
Principal Stockholders, page 109

12. Please disclose the natural persons who have voting or investment power over the Class A and Class B shares to be held by USDM Holdings, Inc.
Financial Statements - Orange142, LLC, page F-45

13. Please provide unaudited financial statements for the corresponding interim period of the preceding year pursuant to Rule 8-04 of Regulation S-X.
General

14. In the prospectus graphics following the prospectus cover page, you indicate that on the buy-side, customer tenure averages 5.2 years based on the top 20 buy side customers by
         2020 revenues. To provide context, disclose the percentage of total revenues attributable to these top 20 customers. In addition, you indicate that the total number of clients for
         Direct Digital Holdings as of June 30, 2021 was 27,950. Please revise to also disclose the number of clients attributable to the buy-side versus the sell-side. Lastly, please balance your presentation of revenue and revenue growth with the corresponding net income
         (loss).
15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Mark Walker
FirstName  LastNameMark
Direct Digital Holdings, Inc.Walker
Comapany
October    NameDirect Digital Holdings, Inc.
        8, 2021
October
Page 4 8, 2021 Page 4
FirstName LastName
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Rakesh Gopalan